Kingscrowd, LLC	
Balance Sheet	
(Unaudited)	
	December 31, 2017
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies	-
Members' equity:	
1,000 units authorized; 800 units outstanding	
Additional paid in capital	
Retained earnings	
Total members' equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -